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[LOGO] CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release


CAMPBELL RESOURCES INC. ANNOUNCES PRIVATE PLACEMENT OF ONE MILLION SHARES
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MONTREAL, OCTOBER 24, 2003 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) announces today that it has agreed, subject to regulatory approvals, to issue 1,000,000 flow-through common shares through a private placement by Dundee Securities Corporation at an issue price of $1.00 per share. The transaction is expected to close by the end of October.

The proceeds of the financing will serve to initiate certain exploration projects. Campbell plans to further investigate certain anomalies, detected by way of the MEGATEM airborne survey system, in the Chibougamau mining camp. On the Joe Mann property, Campbell will go forward with detailed structural analysis of the property as well as drilling at Meston Lake in order to verify its potential. Campbell will also further explore various other properties, such as Jaculet and Eastmain.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                    RENMARK FINANCIAL COMMUNICATIONS INC.
Andre Fortier, President and Chief         Henri Perron,
Executive Officer                          hperron@renmarkfinancial.com
Tel.: 514-875-9037                         John Boidman,
Fax: 514-875-9764                          jboidman@renmarkfinancial.com
afortier@campbellresources.com             Media: Dominic Sicotte:
                                           dsicotte@renmarkfinancial.com
                                           Tel.: 514-939-3989
                                           Fax: 514-939-3717
                                           www.renmarkfinancial.com